UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

J. ALEXANDER’S CORPORATION

(Name of Subject Company (Issuer))

FIDELITY NATIONAL FINANCIAL, INC.

FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC.

NEW ATHENA MERGER SUB, INC.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.05 PER SHARE (INCLUDING THE ASSOCIATED

SERIES A JUNIOR PREFERRED STOCK PURCHASE RIGHTS)

(Title of Class of Securities)

466096104

(CUSIP Number of Class of Securities)

Michael L. Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

601 Riverside Avenue Jacksonville, Florida 32204

(904) 854-8100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$84,373,088	$9,670

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) (A) 5,999,735 shares of common stock, par value $0.05 per share, of J. Alexander’s Corporation (“J. Alexander’s”) outstanding, multiplied by (B) the offer price of $13.00 per share, and (ii) (A) 920,625 shares of common stock, par value $0.05 per share, of J. Alexander’s issuable pursuant to outstanding options with an exercise price less than the offer price of $13.00 per share, multiplied by (B) the offer price of $13.00 per share minus the weighted average exercise price for such options of $6.07 per share. The number of shares of common stock, par value $0.05 per share, of J. Alexander’s outstanding and the number of such shares issuable pursuant to outstanding options reflected herein have been provided to Parent by J. Alexander’s as of July 31, 2012.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $9,670.00	Filing Party: Fidelity National Financial, Inc., Fidelity National Special Opportunities, Inc. and New Athena Merger Sub, Inc.

Form of Registration No.: Schedule TO	Date Filed: August 6, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2012 (the “Schedule TO”) and relates to the offer by New Athena Merge Sub, Inc., a Tennessee corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.05 per share (including the associated preferred stock purchase rights, the “Shares”), of J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s”), at a purchase price of $13.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 6, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by J. Alexander’s on August 6, 2012 contain important information about the Offer, all of which should be read carefully by J. Alexander’s stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 30, 2012, among Parent, Fidelity Newport Holdings, LLC (for the limited purposes set forth therein), American Blue Ribbon Holdings, Inc. (for the limited purposes set forth therein), Purchaser and J. Alexander’s Corporation.

Documentation relating to the Offer has been mailed to stockholders of J. Alexander’s and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Georgeson Inc., 199 Water Street, 26th Floor, New York, New York 10038-3560, or by calling toll-free at (866) 261-1047.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Amendments to the Schedule TO and the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Amending and restating in its entirety the second sentence in the third paragraph on the cover page of the Offer to Purchase as follows:

The Minimum Condition requires at least 3,000,368 Shares (assuming none of the options to acquire Shares currently outstanding are exercised prior to the Acceptance Time) to have been validly tendered and not validly withdrawn prior to the expiration of the Offer. This is the number of Shares required to adopt the Merger Agreement and approve the Merger pursuant to the charter and by-laws of J. Alexander’s and the Tennessee Business Corporation Act (the “TBCA”).

Amending and restating in its entirety the second sentence of the first bullet point under the heading “What are the most significant conditions to the Offer?” on page S-iv of the summary Term Sheet included in the Offer to Purchase as follows:

The Minimum Condition requires at least 3,000,368 Shares (assuming none of the options to acquire Shares currently outstanding are exercised prior to the Acceptance Time) to have been validly tendered and not validly withdrawn prior to the expiration of the Offer. This is the number of Shares required to adopt the Merger Agreement and approve the Merger pursuant to the charter and by-laws of J. Alexander’s and the Tennessee Business Corporation Act (the “TBCA”).

Amending and restating in its entirety the second sentence of the second paragraph on page 2 of the Introduction to the Offer to Purchase as follows:

The Minimum Condition requires at least 3,000,368 Shares (assuming none of the options to acquire Shares currently outstanding are exercised prior to the Acceptance Time) to have been validly tendered and not validly withdrawn prior to the expiration of the Offer. This is the number of Shares required to adopt the Merger Agreement and approve the Merger pursuant to the charter and by-laws of J. Alexander’s and the Tennessee Business Corporation Act (the “TBCA”).

Amending and restating the first full paragraph after the projected financial information set forth in Section 7 of the Offer to Purchase on page 13 entitled “Certain Information Concerning J. Alexander’s—Financial Projections” as follows:

J. Alexander’s has informed Parent that the projections set forth above are based on its management forecasts of same store sales growth of approximately 3.1% - 3.9% and the addition of three restaurant units and one restaurant relocation over the projected period. No assurances can be given that these assumptions will accurately reflect future conditions. The above unaudited prospective financial information does not give effect to the transactions contemplated by the Merger Agreement.

The summary selected unaudited prospective financial information set forth above includes the following non-GAAP financial measures: Gross Sales, Adjusted EBITDA, EBIT and Income from Restaurant Operations. J. Alexander’s has advised Parent that it believes that these non-GAAP financial measures provide important information about the operating trends of J. Alexander’s. These non-GAAP measures are not in accordance with, or an alternative for, financial measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. Gross Sales, Adjusted EBITDA, EBIT and Income from Restaurant Operations are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with J. Alexander’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate J. Alexander’s results of operation in conjunction with the corresponding GAAP measures.

Set forth below are reconciliations provided by J. Alexander’s of Income from Restaurant Operations, Adjusted EBITDA, and EBIT to Net Income, the most comparable GAAP financial measure available for reconciliation based on the unaudited prospective financial information. These reconciliations were not provided to Parent or Cary Street prior to the signing of the Prior Agreement. However, the financial measures used in the reconciliation were included in the unaudited prospective financial information provided to Parent and Cary Street.

Reconciliation of Certain Non-GAAP Measures Included in the J. Alexander’s - Management Summary Projected Financial Information

($s in mm)(1)

	FYE	LTM	Fiscal 2012	Projected Fiscal Year Ending December (2)

	1/1/2012	4/1/2012	Plan	2013	2014	2015	2016

Income from Restaurant Operations:

Net Income	0.9	2.2	3.9	3.9	5.3	7.4	9.7

Plus: Income Tax Expense	0.3	0.3	0.5	1.2	1.4	1.7	2.0

Other Expense	0.0	0.1	0.1	0.3	0.3	0.3	0.3

Interest Expense	1.7	1.6	1.6	1.4	1.3	1.2	1.1

General and Administrative Expense	10.3	10.6	10.7	11.2	11.8	12.2	12.5

Pre-Opening Expense(3)	0.0	0.0	0.0	0.6	0.6	0.6	0.6

Stock Option Expense	0.4	0.3	0.3	0.3	0.3	0.3	0.3

Income from Restaurant Operations	13.5	15.1	17.1	18.8	20.9	23.6	26.6

Adjusted EBITDA:

Net Income	0.9	2.2	3.9	3.9	5.3	7.4	9.7

Plus: Income Tax Expense	0.3	0.3	0.5	1.2	1.4	1.7	2.0

Interest Expense	1.7	1.6	1.6	1.4	1.3	1.2	1.1

Depreciation and Amortization	6.0	6.0	5.9	5.7	5.9	6.4	6.7

Pre-Opening Expense(3)	0.0	0.0	0.0	0.6	0.6	0.6	0.6

Stock Option Expense	0.4	0.3	0.3	0.3	0.3	0.3	0.3

Adjusted EBITDA	9.2	10.5	12.2	13.0	14.7	17.5	20.5

EBIT:	2.8	4.2	6.0	6.5	7.9	10.3	12.9

Net Income	0.9	2.2	3.9	3.9	5.3	7.4	9.7

Plus: Income Tax Expense	0.3	0.3	0.5	1.2	1.4	1.7	2.0

Interest Expense	1.7	1.6	1.6	1.4	1.3	1.2	1.1

EBIT	2.8	4.2	6.0	6.5	7.9	10.3	12.9

(1)	Values in table may not total due to rounding.
(2)	J. Alexander’s fiscal year ends on the Sunday closest to December 31st.
(3)	Includes Construction Period Rent Expense.

J. Alexander’s has advised Parent that it believes Net Sales is the most directly comparable GAAP financial measure to Gross Sales as included in management summary projected financial information. However, because J. Alexander’s management did not forecast Net Sales or certain financial measures necessary to reconcile the non-GAAP financial measure Gross Sales to the GAAP-based financial measure Net Sales, J. Alexander’s has advised Parent that it is unable to provide a quantitative reconciliation of Gross Sales to projected Net Sales. No reconciliation of Gross Sales was provided by management to Parent or Cary Street.

J. Alexander’s has advised Parent that the financial measures that would be required to reconcile Gross Sales to Net Sales include, among other measures, projected complimentary meals, employee discounts, and projected gift card breakage (i.e., reductions in liabilities for gift cards which, although they do not expire, are considered to be only remotely likely to be redeemed and for which there is no legal obligation to remit balances under unclaimed property laws of the relevant jurisdictions). In order to provide an appropriate reconciliation of Gross Sales, J. Alexander’s management would be required to make additional assumptions and projection analyses of factors that management did not take into account when preparing the summary projected financial information. Because the absence of these additional forecasts prevents J. Alexander’s from reconciling Gross Sales to Net Sales, shareholders should not unduly rely on projected Gross Sales in evaluating the summary projected financial information.

Deleting the 23 paragraphs (which relate to the dates ranging from May 20, 2012 to June 22, 2012, inclusive) beginning with the paragraph that begins “On May 20, 2012” and ending with the paragraph that begins “The Prior Agreement” in Section 10 of the Offer to Purchase and replacing them as follows:

On May 20, 2012, Bass, Berry provided to Weil a responsive draft including J. Alexander’s comments to the Prior Agreement, which raised the following material issues: the absence of a “go-shop” period in Parent’s initial draft of the Prior Agreement and the need for additional latitude for the J. Alexander’s Board to exercise its fiduciary duties with respect to unsolicited acquisition proposals that may arise during the “no-shop” period to follow a “go-shop” period; the timing of closing the proposed transaction; the maintenance of employee benefits and the payment of certain severance and stay bonuses for the J. Alexander’s employees, other than executive officers, post transaction; Parent’s agreement to honor the terms of employment, severance and retirement agreements between J. Alexander’s and its executive officers; the terms of conditions precedent to closing the proposed transaction; the termination rights of the parties and the applicable termination fees; that disputes between the parties under the Prior Agreement should be governed by Tennessee law and conducted in a Nashville, Tennessee venue; and that J. Alexander’s should have an express right to demand specific performance with respect to Parent’s obligations under the Prior Agreement.

The parties and their representatives continued their due diligence efforts, including legal due diligence. Mr. Stout maintained contact with Mr. Bickett periodically concerning the transaction and J. Alexander’s business.

On May 24, 2012, Weil provided to Bass, Berry a responsive draft including Parent’s comments to the draft Prior Agreement which, in response to the revisions proposed by Bass, Berry on May 20, 2012, rejected J. Alexander’s request for a “go-shop” period, for the applicability of Tennessee law and venue, providing instead that Delaware law and venue would govern, and for J. Alexander’s to have an express right to demand specific performance of Parent’s obligations under the Prior Agreement.

On May 25, 2012, Bass, Berry provided to Weil and Parent a list of comments on the draft Prior Agreement related to the extended timeframe and complexity of Parent’s proposed transaction structure and J. Alexander’s need for certainty of closing. Bass, Berry expressed to Weil and Parent that the parties should address and reach an understanding with respect to certain material differences identified in Bass, Berry’s draft of May 20, 2012, prior to engaging in further revisions to the draft Prior Agreement. Representatives of Weil and Bass, Berry participated on a conference call held on May 27, 2012, to discuss the comments. Weil indicated that Parent would be willing to accept certain of J. Alexander’s positions, including permitting J. Alexander’s to have a 30-day “go-shop” right following the execution of the Prior Agreement.

On May 29, 2012, Bass, Berry provided to Weil a responsive draft of the Prior Agreement consistent with the parties’ discussions on May 27, 2012.

During the week of May 28, 2012, the parties continued to engage in due diligence review, including legal due diligence.

On May 30, 2012, representatives of J. Alexander’s, Parent, J.P. Morgan, Weil, Bass, Berry and Cary Street participated on a conference call to discuss the merger and details concerning the proposed transaction structure. The parties also held a due diligence call on that date.

On June 1, 2012, Weil provided to Bass, Berry a responsive draft of the Prior Agreement including Parent’s comments. Differences remained in relation to certain terms and conditions of a “no-shop” period that would follow a 30-day “go-shop” period; the terms and conditions of termination rights for each party and termination fees payable by J. Alexander’s; as well as the governing law and venue provisions and J. Alexander’s right to require specific performance of Parent’s obligations under the Prior Agreement. Also on June 1, 2012, Weil provided to Bass, Berry a draft of an asset contribution agreement.

On June 4, 2012, Bass, Berry provided to Weil a responsive draft of the Prior Agreement, including J. Alexander’s comments. The terms of the governing law, venue and specific performance provisions remained the material outstanding issues.

On June 6, 2012, Weil provided to Bass, Berry a responsive draft of the Prior Agreement, including Parent’s comments to Bass, Berry’s draft of June 4, 2012, accepting certain of J. Alexander’s proposals made in the June 4 draft, including J. Alexander’s right to require specific performance of Parent’s obligations under the Prior Agreement. Also on June 6, 2012, Weil provided to Bass, Berry a draft unit exchange agreement, which included proposed terms and conditions for any exchange of units of limited liability company interest in the Operating Company for stock in ABRH, Inc., which would be a public company and the ultimate holding company entity for the proposed transaction, and a draft charter for ABRH, Inc. including proposed terms of various classes of common stock of ABRH, Inc.

On June 7, 2012, Bass, Berry and Weil discussed the draft of the Prior Agreement and certain terms about which the parties had not yet agreed and ultimately reached agreement with respect to the differences identified in their respective drafts of June 4, 2012 and June 6, 2012, including that disputes between the parties under the Prior Agreement would be governed by Tennessee law and conducted in a Nashville, Tennessee venue. Later that day, Bass, Berry provided to Weil comments to the Prior Agreement consistent with the positions agreed to earlier that day as well as comments to the draft contribution agreement.

On June 8, 2012, Weil provided to Bass, Berry a revised draft of the Prior Agreement consistent with the parties’ agreements on June 7, 2012, and drafts of certain ancillary agreements, including an amended and restated operating agreement of the Operating Company and revised drafts of a contribution agreement. Open items remained regarding Parent’s agreement to assume an obligation to pay certain severance and stay bonuses for certain non-executive J. Alexander’s employees, in the event of those employees’ termination post transaction and Parent’s willingness to honor the terms of employment, severance and retirement agreements between J. Alexander’s and its executive officers.

Weil provided drafts of additional ancillary documents to Bass, Berry during the week of June 11, 2012, including documents related to the capitalization of ABRH, Inc., a post-merger restructuring of J. Alexander’s subsidiaries and the contribution of those subsidiaries to the Operating Company post-merger in order to result in Parent’s proposed holding company structure. Representatives of Weil and Bass, Berry participated on several conference calls during this week to negotiate terms of these ancillary agreements.

As part of its due diligence, Parent raised questions regarding J. Alexander’s post-closing obligations under the salary continuation agreements and employment agreements of certain J. Alexander’s executives with J. Alexander’s. On June 14, 2012, Mr. Bickett indicated to Mr. Stout that Parent had continuing questions concerning those agreements, and would request that those executives waive their rights to certain benefits under those agreements. Among the items Mr. Bickett requested were that each J. Alexander’s executive agrees to amend the definition of “good reason” in the executive’s employment agreement such that the executive would not be permitted to terminate his employment for “good reason” if he was subsequently assigned to a similar position at the Operating Company, in order to limit the circumstances under which severance payments would be available to the executive; that the executives agree to fix the definition of “base salary” under the salary continuation agreements as of the date of the merger so that the executive’s retirement benefits tied to “base salary” would become fixed at that time and no longer subject to increases thereafter; and that the executives agree to waive the obligation of J. Alexander’s and its successor entity under the salary continuation agreements to fund a rabbi trust for each executive in an amount determined based on anticipated future retirement benefits under the salary continuation agreements. Mr. Bickett informed Mr. Stout that Parent believed these amendments were necessary to alleviate uncertainty as to future obligations under the salary continuation agreements and employment agreements. The effect of the requested changes was to diminish the potential benefits available to executives under both the salary continuation agreements and the employment agreements.

On June 15, 2012, Weil and Bass, Berry continued to negotiate the terms of the Prior Agreement and the ancillary agreements. Mr. Bickett contacted Mr. Stout and stated that Parent would not be inclined to enter into a definitive agreement with J. Alexander’s unless Mr. Stout and certain other J. Alexander’s executives agree to the terms proposed by Mr. Bickett and relinquished certain rights under their salary continuation agreements and employment agreements with J. Alexander’s as described above.

On June 16, 2012, Weil provided to Bass, Berry revised drafts of previously exchanged ancillary documents and certain additional ancillary documents.

On June 17, 2012, Weil provided to Bass, Berry a revised draft of the Prior Agreement which included certain revisions keyed to revised ancillary documents and a revised draft of an exchange agreement.

Discussions between Weil and Bass, Berry continued regularly throughout the week of June 18, 2012, as the parties negotiated the remaining terms of the Prior Agreement and all ancillary documents, including the governance rights of Parent and Newport Global Opportunities Fund, LP, Parent’s co-investor, with respect to ABRH, Inc. and the Operating Company post-merger, and the effect those rights would have on J. Alexander’s shareholders that would receive shares in ABRH, Inc.

On June 18, 2012, Mr. Stout and Mr. Bickett further discussed Parent’s requested amendments to J. Alexander’s executives’ salary continuation agreements and employment agreements as described above. Mr. Stout reiterated his concern that J. Alexander’s did not have the right to diminish the executives’ future benefits under those agreements and that the executives may not be willing to agree to the amendments as proposed by Parent.

On June 19, 2012, Bass, Berry provided to Weil a draft letter agreement with respect to the amendments requested by Parent to those certain J. Alexander’s executives’ salary continuation agreements and employment agreements.

On June 20, 2012, Weil provided to Bass, Berry a revised draft of the executive letter agreements reflecting Parent’s proposed amendments to J. Alexander’s executives’ employment and salary continuation agreements proposed by Parent. Weil also provided drafts of additional ancillary documents.

On June 20, 2012, with the parties having reached agreement on the material terms of the Prior Agreement and the ancillary agreements, Bass, Berry, on behalf of J. Alexander’s, engaged in negotiations with the executives and Weil concerning the terms of the draft executive letter agreements. Principal issues negotiated included the terms of a suspension of the obligation under the salary continuation agreements of J. Alexander’s (and Parent post-merger) to fund a rabbi trust for each executive with respect to future retirement benefits under those agreements and, if that obligation was suspended, the terms upon which Parent was willing to guarantee the obligations of payment under the salary continuation agreements. These discussions and negotiations continued through June 22, 2012.

On June 21, 2012, the J. Alexander’s Board convened a meeting to discuss the status of the possible transaction with Parent, pending finalization of the transaction documents.

On June 22, 2012, the J. Alexander’s Board reconvened its meeting of June 21, 2012. Cary Street delivered its fairness opinion to the J. Alexander’s Board verbally, which was later confirmed in writing, that, based upon and subject to the matters described in its fairness opinion, as of June 22, 2012, the merger consideration to be received by the holders of J. Alexander’s common stock, other than Parent or its affiliates, pursuant to the Prior Agreement was fair, from a financial point of view, to such holders of J. Alexander’s common stock. The J. Alexander’s Board resolved by unanimous vote that the Prior Agreement, the ancillary agreements and the other agreements contemplated by any of the foregoing (collectively, the “Prior Transaction Agreements”) and the transactions contemplated thereby (collectively, the “Prior Transactions”), were approved and declared advisable, fair to, and in the best interests of J. Alexander’s and its shareholders, the form, terms, provisions, and conditions of the Prior Transaction Agreements were adopted and approved, and the consummation of the Prior Transactions was approved. The J. Alexander’s Board recommended, subject to the ability of J. Alexander’s to make a Recommendation Withdrawal (as defined in the Prior Agreement) pursuant to and in accordance with the Prior Agreement, that the shareholders of J. Alexander’s approve the Prior Agreement, the asset contribution agreement and the exchanges contemplated by other Prior Transaction Agreements.

The Prior Agreement, a plan of restructuring, an asset contribution agreement and an exchange agreement were executed by Parent, the Operating Company, certain of their affiliates that are parties thereto, and J. Alexander’s after the close of business on June 22, 2012. The executives and J. Alexander’s also executed the letter agreement amendments to their employment agreements and salary continuation agreements. On June 25, 2012, before the opening of trading on NASDAQ, J. Alexander’s issued a press release announcing the execution of the Prior Agreement.

Amending and restating in its entirety the first sentence of the second full paragraph in Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements—Merger Agreement—Extensions of the Offer/Subsequent Offering Period” as follows:

The Minimum Condition requires at least 3,000,368 Shares (assuming none of the options to acquire Shares currently outstanding are exercised prior to the Acceptance Time) to have been validly tendered and not validly withdrawn prior to the expiration of the Offer. This is the number of Shares required to adopt the Merger Agreement and approve the Merger pursuant to the charter and by-laws of J. Alexander’s and the TBCA.

Amending and supplementing the information set forth in Section 15 of the Offer to Purchase entitled “Certain Conditions of the Offer” by inserting the following text after the last paragraph:

Whether the foregoing conditions have been satisfied shall be determined in Parent’s and Purchaser’s reasonable discretion.

Amending and supplementing the information set forth in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” by inserting the following text after the last paragraph:

Legal Proceedings. On August 10, 2012, a putative shareholder class action complaint, captioned Advanced Advisors v. Stout, et. al., Case No. 12-1172-III, was filed in the Chancery Court for the State of Tennessee, 20th Judicial District at Nashville (the “Advanced Advisors Complaint”), against J. Alexander’s, the members of the J. Alexander’s Board, Parent and Purchaser. The Advanced Advisors Complaint alleges that the members of the J. Alexander’s Board breached its fiduciary duties to J. Alexander’s shareholders by entering into the Merger Agreement, and further alleges that Parent and Purchaser aided and abetted the members of the J. Alexander’s Board in breaching their fiduciary duties. The Advanced Advisors Complaint also alleges that the Schedule 14D-9, filed with the SEC on August 6, 2012, was materially incomplete and omitted certain information. The Advanced Advisors Complaint seeks, among other things, to enjoin the transactions contemplated by the Merger Agreement pending additional disclosures by J. Alexander’s to its shareholders in its Schedule 14D-9, and an award of compensatory damages.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.

By:	/s/ Michael L. Gravelle

Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC.

By:	/s/ Michael L. Gravelle

Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

NEW ATHENA MERGER SUB, INC.

By:	/s/ Goodloe Partee

Name:	Goodloe Partee
Title:	Authorized Person

Date: August 23, 2012

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated August 6, 2012.*
(a)(1)(B)	Letter of Transmittal (including Form W-9 and General Instructions to Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Press Release issued by Fidelity National Financial, Inc. on July 31, 2012 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Fidelity National Financial, Inc. on July 31, 2012).*
(a)(5)(B)	Form of Summary Advertisement as published on August 6, 2012 in The Wall Street Journal.*
(a)(5)(C)	Press Release issued by Fidelity National Financial Inc. on August 6, 2012.*
(b)(1)	Second Amended and Restated Credit Agreement, dated as of April 16, 2012, among Fidelity National Financial, Inc., Bank of America, N.A. as Administrative Agent and Swing Line Lender and the other financial institutions party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Fidelity National Financial, Inc. on April 19, 2012).*
(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of July 30, 2012, by and among Fidelity National Financial, Inc., Fidelity Newport Holdings, LLC (for the limited purposes set forth therein), American Blue Ribbon Holdings, Inc. (for the limited purposes set forth therein), New Athena Merger Sub, Inc. and J. Alexander’s Corporation.*
(d)(2)	Confidentiality Letter Agreement, dated as of March 18, 2012, by and between Fidelity National Financial, Inc., Fidelity Newport Holdings, LLC and J. Alexander’s Corporation.*
(d)(3)	Confidentiality Agreement, dated as of April 9, 2012, by and between American Blue Ribbon Holdings, LLC and J. Alexander’s Corporation.*
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.